
December 30, 2020

Oleg Nodelman
Chief Executive Officer and Chairman
Panacea Acquisition Corp
357 Tehama Street, Floor 3
San Francisco, CA 94103

> **Re: Panacea Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 18, 2020**
> **File No. 333-250036**

Dear Mr. Nodelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed December 18, 2020

Summary of Proxy Statement/Prospectus
Conditions to Closing, page 16

1. We note the revisions you made on pages 16-17, 252 and 254 in response to comment 2 describing that closing conditions are waivable by the party for whose benefit such condition exists to the extent permitted by law. However, we still do not believe it is clear to investors which specific conditions are subject to waiver. Please revise to specifically identify which closing conditions can or cannot be waived.

The Merger

Summary of Panacea Financial Analysis, page 236

2.   Please expand your disclosure to identify the pre-business combination fair market value of Nuvation Bio as determined by the Panacea board of directors and describe the basis for such valuation.

    You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregg A. Noel